UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 000-29304

Ryanair Holdings plc

(Translation of registrant’s name into English)

c/o Ryanair DAC Corporate Head Office
Airside Business Park, Swords
County Dublin, K67 NY94, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 22, 2026, Ryanair Holdings plc published its Annual Report for fiscal year 2026, which is attached hereto as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
99.1	Annual Report 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2026		Ryanair Holdings plc
(Registrant)

	By:	/s/ Neil Sorahan
Name: Neil Sorahan
Title: Group CFO